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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

FiberNet Telecom Group, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
315653402
(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	315653402

1	NAMES OF REPORTING PERSONS Double Black Diamond Offshore LDC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		504,064

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		504,064

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	504,064

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	315653402

1	NAMES OF REPORTING PERSONS Carlson Capital, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		571,500

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		571,500

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	571,500

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	7.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IA, PN

CUSIP No.	315653402

1	NAMES OF REPORTING PERSONS Asgard Investment Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		571,500

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		571,500

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	571,500

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	7.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	315653402

1	NAMES OF REPORTING PERSONS Clint D. Carlson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S. Citizen

	5	SOLE VOTING POWER

NUMBER OF		571,500

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		571,500

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	571,500

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	7.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

SCHEDULE 13G
This Schedule 13G (the “Schedule 13G”), relating to shares of common stock, par value $0.001 per share (“Common Stock”) of FiberNet Telecom Group, Inc. (the “Issuer ”), is being filed with the Securities and Exchange Commission (the “Commission”).
This Schedule 13G is filed on behalf of (i) Double Black Diamond Offshore LDC, a Cayman exempted company (“DBD Offshore”), (ii) Carlson Capital, L.P., a Delaware limited partnership (“Carlson Capital”), the investment manager to DBD Offshore and other private investment funds and managed accounts (the “Accounts”), (iii) Asgard Investment Corp., a Delaware corporation, the general partner to Carlson Capital (“Asgard”) and (iv) Mr. Clint D. Carlson, the president of Asgard (collectively, the “Reporting Persons”).

Item 1(a)	Name of Issuer.
FiberNet Telecom Group, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.
570 Lexington Avenue
New York, NY 10022

Item 2(a)	Name of Person Filing.
This Schedule 13G (the “Schedule 13G”) is being filed on behalf of each of the following persons (each a “Reporting Person”):
(i)	Carlson Capital, L.P.;

(ii)	Asgard Investment Corp.;

(iii)	Clint D. Carlson (“Mr. Carlson”); and

(iv)	Double Black Diamond Offshore LDC

Item 2(b)	Address of Principal Business Office, or, if none, Residence.
2100 McKinney Avenue, Suite 1600
Dallas, Texas 75201

Item 2(c)	Citizenship or Place of Organization.
(i)	Carlson Capital, L.P. is a Delaware limited partnership.

(ii)	Asgard Investment Corp. is a Delaware corporation.

(iii)	Mr. Carlson is a United States citizen.

(iv)	Double Black Diamond Offshore LDC is a Cayman Island exempted company.

Item 2(d)	Title of Class of Securities.
Common Stock, par value $0.001 per share (“Common Stock”).

Item 2(e)	CUSIP Number.
315653402

Item 3	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:
(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☑ An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership.
(a) Mr. Carlson, Carlson Capital and Asgard report beneficial ownership of 571,500 shares of Common Stock, and DBD Offshore reports beneficial ownership of 504,064 shares of Common Stock.
(b) Mr. Carlson, Carlson Capital and Asgard report beneficial ownership of 7.5% and DBD Offshore reports beneficial ownership of 6.6%, of the Issuer’s outstanding shares of Common Stock, which such percentages were calculated by dividing (i) the 571,500 shares of Common Stock owned by Mr. Carlson, Carlson Capital and Asgard (which represents the shares of Common Stock held by DBD Offshore and the Accounts), and the 504,064 shares of Common Stock owned by DBD Offshore (which represents the shares of Common Stock it holds), respectively, by (ii) 7,640,597 shares of Common Stock outstanding as of November 7, 2007, as reported by the Issuer in its Form 10-Q filed with the Commission on November 8, 2007.

(c) Mr. Carlson, Carlson Capital and Asgard, for the account of DBD Offshore and each of the Accounts, has the power to vote and dispose of the aggregate 571,500 shares of Common Stock held by DBD Offshore and the Accounts. DBD Offshore, for its own account, has the power to vote and dispose of 504,064 shares of Common Stock.
The filing of this statement on Schedule 13G shall not be construed as an admission that Mr. Carlson, Carlson Capital and Asgard are for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the shares of Common Stock held by DBD Offshore and the Accounts. Pursuant to Rule 13d-4, Mr. Carlson, Carlson Capital and Asgard disclaim all such beneficial ownership.

Item 5	Ownership of Five Percent or Less of a Class.
Not Applicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.
Not Applicable

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.
Not Applicable.

Item 8	Identification and Classification of Members of the Group.
Not Applicable.

Item 9	Notice of Dissolution of Group.
Not Applicable.

Item 10	Certification.
By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge, and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 1
Joint Filing Agreement by and among Double Black Diamond Offshore LDC, Carlson Capital, L.P., Asgard Investment Corp. and Clint D. Carlson.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 7, 2008

DOUBLE BLACK DIAMOND OFFSHORE LDC

By:	Carlson Capital, L.P., its investment manager

By:	Asgard Investment Corp., its general partner

By:	/s/ Clint D. Carlson

Name: Title:	Clint D. Carlson President

CARLSON CAPITAL, L.P.
By:	Asgard Investment Corp., its general partner

By:	/s/ Clint D. Carlson

Name:	Clint D. Carlson
Title:	President

ASGARD INVESTMENT CORP.

By:	/s/ Clint D. Carlson

Name:	Clint D. Carlson
Title:	President

/s/ Clint D. Carlson

Clint D. Carlson

EXHIBIT INDEX

Exhibit
No.	Description

1	Joint Filing Agreement by and among Double Black Diamond Offshore LDC, Carlson Capital, L.P., Asgard Investment Corp. and Clint D. Carlson.